Exhibit (a)(1)(i)

HESKA CORPORATION

AMENDED OFFER TO PURCHASE FOR CASH

ALL SHARES OF ITS COMMON STOCK HELD BY HOLDERS OF 99 OR FEWER SHARES

FOR A PURCHASE PRICE OF $9.50 PER SHARE

Heska Corporation, a Delaware corporation sometimes referred to herein as the Company or as we, us or our, is offering to purchase for cash all shares of our common stock held by stockholders who owned, of record or beneficially, 99 or fewer shares as of the close of business on August 21, 2012, the record date for this offer, and who continue to hold such shares through the expiration date of the offer, subject to the terms and conditions set forth herein.

The Company is offering to purchase these shares of common stock at $9.50 per share in cash, which represents a $1.00 increase in price per share offered by the Company. If you are an eligible record stockholder and you tender your shares directly to the Company, you will not incur any sales commission or other charges. If you hold shares or tender shares through a broker, bank or other institution or nominee, you should consult with the broker, bank or other institution or nominee to determine whether you are eligible to participate in the offer and whether any transaction costs apply.

The offer to purchase will expire at 5:00 p.m. Eastern time on October 15, 2012, unless extended or earlier terminated. We may extend the offer at any time and we may terminate the offer at any time, in our sole discretion, if any condition to the offer described under the caption “Terms of the Offer—Conditions to the Offer” is not met.

If you are an eligible stockholder and wish to accept the offer, you must tender all of your shares in the manner described in this offer to purchase. The offer is not conditioned on the receipt of any minimum number of tenders. PARTIAL TENDERS WILL NOT BE ACCEPTED. ONCE YOU TENDER YOUR SHARES, YOU MAY NOT WITHDRAW THEM FROM THE OFFER.

The purposes of the offer are (i) to utilize a portion of our available cash in an effective manner to return value to our stockholders at a price per share that is attractive to us at the time of the offer and that is consistent with our previously disclosed dividend and stock buyback practices and permissible under the current terms of our Third Amended and Restated Credit Agreement, as amended, with Wells Fargo Bank, National Association, which we refer to sometimes herein as the Credit Agreement, and (ii) to provide our stockholders owning 99 or fewer shares as a result of our December 2010 reverse stock split or otherwise the opportunity to obtain liquidity in their shares while incurring potentially lower transaction expenses than would be expected to be incurred by them if their shares were sold on the open market.

As a consequence of this offer, the Company’s stockholders of record may be reduced to below 300 holders, which would enable the Company to terminate voluntarily the registration of its common stock with the Securities and Exchange Commission, or the SEC, and thereafter suspend its reporting obligations with the SEC under the Securities Exchange Act of 1934, as amended. Nevertheless, the Company has no current intention to terminate its registration or cease reporting with the SEC.

If you have any questions regarding the offer or need additional copies of any of the documents relating to the offer, please contact Morrow & Co., LLC, the information agent for the offer, at (800) 607-0088. If requested, free copies of the documents will be sent promptly to you. You may also contact the Company at (970) 493-7272 or Continental Stock Transfer & Trust Company, the depositary for the offer, at (917) 262-2378, or, if your shares are held by a nominee for your account in “street name,” you may also contact your own broker, dealer, commercial banker or trust company, or other nominee for assistance concerning participation in the offer.

No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether stockholders should tender shares pursuant to the offer. No other person has been authorized to give any information or to make any representation in connection with this offer to purchase other than those contained in this offer to purchase. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or its board of directors.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS OFFER, PASSED UPON THE MERITS OR FAIRNESS OF THIS OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this amended offer to purchase is October 5, 2012.

IMPORTANT

If you were a record or beneficial holder of 99 or fewer shares of our common stock as of the close of business on August 21, 2012, you continue to hold such shares and you wish to accept the offer, there are two methods by which you may tender your shares, depending on how you hold them:

•

if you hold physical certificates evidencing the shares, you should complete and sign the letter of transmittal, which is included with this offer to purchase, in accordance with the instructions in the letter of transmittal, and mail or deliver it, along with the physical certificate(s) for all your shares, to Continental Stock Transfer & Trust Company, Attn: Reorganization Dept., who is serving as the depositary for the offer, at 17 Battery Place, 8th Floor, New York, New York 10004; or

•

if you are a beneficial stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered broker or other nominee to instruct it to effect the tender of your shares.

If you hold more than 99 shares of the Company’s common stock, you are ineligible to participate in the offer and are receiving this document for informational purposes only.

Eligible stockholders who desire to tender their shares and whose certificates for such shares are not immediately available may tender their shares by following the procedure for guaranteed delivery described below under the caption “Terms of the Offer—Procedure for Tendering Shares—Guaranteed Delivery.” For more information regarding the procedure for tendering your shares, see “Terms of the Offer—Procedure for Tendering Shares.”

If you have lost a stock certificate evidencing shares of common stock of the Company and you wish to tender those shares in the offer, please contact Computershare Trust Company, Inc., the Company’s transfer agent, at (303) 262-0600. Computershare Trust Company, Inc. will instruct you on the procedures to follow and whether you will be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated. Please contact Computershare Trust Company, Inc. promptly so that you can timely deliver your letter of transmittal and any required affidavit of loss to the depositary. If you have any questions about these procedures or would like more detailed information, please contact the Company’s information agent, Morrow & Co., LLC, at (800) 607-0088,

If you have any questions regarding the offer, please contact the information agent for the offer as follows:

Morrow & Co., LLC

470 West Avenue—3rd Floor

Stamford, CT 06902

Banks and Brokerage Firms, please call (203) 658-9400

Stockholders, please call (800) 607-0088

PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY

BEFORE MAKING AN INVESTMENT DECISION.

SUMMARY OF TERMS

This summary of terms and the questions and answers that follow describe the material terms of this offer to purchase. We encourage you to read the entire offer to purchase, as well as any information that has been incorporated by reference or delivered herewith, before making a decision to tender your shares to us.

•

The Company is offering to purchase for cash all shares of its outstanding common stock, $.01 par value per share (regardless of class designation in the Company’s restated certificate of incorporation, as amended), held by stockholders who owned 99 or fewer shares of the Company’s common stock as of the close of business on August 21, 2012, the record date. Additional information regarding the specific terms and other requirements of the offer is described under the caption “Terms of the Offer.”

•

The offer is only available to those stockholders who owned, of record or beneficially, 99 or fewer shares of the Company’s common stock on the record date. Additional information regarding the terms of the offer is described under the caption “Terms of the Offer.”

•

The offer is voluntary. Eligible stockholders may, but are not required to, tender their shares. Eligible stockholders who wish to accept the offer, however, must tender all of the shares of the Company’s common stock they own beneficially or of record. Partial tenders will not be accepted. See “Terms of the Offer—General.”

•

The purchase price per share we are offering is $9.50, a $1.00 increase over the $8.50 per share price originally offered. This new price represents premiums of $1.47, or 18.3%, and $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on the record date ($8.03) and September 21, 2012 ($9.02), respectively. See “Special Factors—Determination of Fairness by our Board of Directors.”

•

Eligible stockholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution or nominee, you should consult with the broker, bank or other institution or nominee to determine whether you are eligible to participate in the offer and whether transaction costs apply. See “Terms of the Offer—Brokerage Commission.”

•

The purchase price for your shares will be paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the offer. We will not pay any interest on the purchase price, whether during the period between when your shares are tendered and the date you receive payment or otherwise. See “Terms of the Offer—Purchase and Payment.”

•

The offer will expire at 5:00 p.m. Eastern time on October 15, 2012, unless we elect to extend the offer or terminate the offer earlier in accordance with applicable law. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend or otherwise amend the offer. See “Terms of the Offer—Expiration and Extension of the Offer; Amendment.”

•

Once you tender your shares pursuant to the offer, you may not withdraw them unless we materially amend the terms of the offer. If the Company decides to extend the offer, the shares tendered before the extension still cannot be withdrawn and may be held through the end of the offer. See “Terms of the Offer—No Withdrawal Rights.” If you elect to tender your shares to us pursuant to the offer, once the offer is completed, you will no longer be a stockholder of the Company and will no longer have the opportunity to vote any shares or to participate in the potential equity appreciation in the Company or receive any dividends paid by the Company with a record date after the completion of the offer. Conversely, tendering stockholders will not face the risk of any decrease in the value of the Company’s common stock. See “Special Factors—Effects of the Tender Offer Generally.”

•

The sale of your shares pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may be taxable for state and local income tax purposes. You should consult with your tax advisor before tendering your shares pursuant to the offer. See “Special Factors—Certain Material Federal Income Tax Consequences.”

•

Our board of directors has proposed the offer (i) to utilize a portion of our available cash in an effective manner to return value to our stockholders at a price per share that is attractive to us at the time of the offer and that is consistent with our previously disclosed dividend and stock buyback practices and permissible under the current terms of our Credit Agreement, and (ii) to provide our stockholders owning 99 or fewer shares as a result of our December 2010 reverse stock split or otherwise the opportunity to obtain liquidity in their shares while incurring potentially lower transaction expenses than would be expected to be incurred by them if their shares were sold on the open market. See “Special Factors—Purposes of the Offer.” Prior to engaging in the offer, our board of directors considered other alternatives and determined that the offer was the best means to achieve these goals. See “Special Factors —Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives.”

•

The Company may have fewer than 300 stockholders of record at the completion this transaction. In that event, the Company would be eligible to terminate voluntarily the registration of its common stock with the SEC and thereafter suspend its reporting obligations with the SEC under the Exchange Act and become a non-reporting company. If the Company were to cease reporting with the SEC, it would no longer be eligible to maintain the listing of its common stock on the Nasdaq Stock Market, which would be expected to materially adversely affect the liquidity and market price for our common stock. Notwithstanding the foregoing, the Company and its board of directors currently intend for the Company to remain a public company for the foreseeable future, with its shares of common stock to remain listed on the Nasdaq Stock Market after the completion of the offer, regardless of whether the completion of the offer results in the Company having less than 300 stockholders of record. There can be no assurance given, however, that our board of directors will not determine at a later date to terminate the registration of the Company’s common stock and its listing on the Nasdaq Stock Market if doing so is deemed by our board of directors at that time to be in the best interests of the Company and its stockholders. See “Special Factors—Purposes of the Offer” and “—Effects of the Tender Offer Generally.”

•

Since the offer is voluntary, and the shares will be purchased at a premium over the current market price, we have not engaged any person or entity to issue a “fairness” or similar opinion with respect to the offer. See “Special Factors—Determination of Fairness by our Board of Directors.”

•

Our board of directors believes that the offer is fair to affiliated and unaffiliated stockholders of the Company, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. See “Special Factors—Determination of Fairness by our Board of Directors.”

If you have any questions regarding the offer or need additional copies of any of the offer documents, please contact Morrow & Co., LLC, the information agent for the offer, at 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902 or by telephone at (800) 607-0088. You may also contact us at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, or by telephone at (970) 493-7272.

QUESTIONS AND ANSWERS

Am I Eligible To Participate In The Offer?

You are eligible to participate in the offer and tender your shares only if you owned 99 or fewer shares of the Company’s common stock as of August 21, 2012, regardless of whether you owned your shares of record (i.e., in your own name) or beneficially (i.e., in “street name” through a brokerage company account maintained for you). We reserve the right to make all determinations of who is eligible to participate in the offer.

If I Am Not Eligible To Participate In The Offer, Why Have I Been Sent These Materials?

The Company believes it is likely that the Company will have less than 300 stockholders of record following the completion of the offer. Federal securities regulation dictates that the Company informs you of a transaction that could result in such a circumstance as it would allow the Company to terminate voluntarily the registration of its common stock with the SEC, suspend its reporting obligations with the SEC under the Exchange Act and become a non-reporting company. The federal securities laws view the offer as a “going-private” transaction because the offer has a reasonable likelihood of allowing the Company to make the aforementioned voluntary termination and suspension.

The Company and our board of directors currently intend for the Company to remain a public company for the foreseeable future, with its shares of common stock to remain listed on the Nasdaq Stock Market after the completion of the offer, regardless of whether the completion of the offer results in the Company having less than 300 stockholders of record. There can be no assurance given, however, that our board of directors will not determine at a later date to terminate the registration of the Company’s common stock and its listing on the Nasdaq Stock Market if doing so is deemed by our board of directors at that time to be in the best interests of the Company and its stockholders.

Who Is Offering To Purchase My Shares?

Heska Corporation, the issuer of the shares, is offering to purchase its common stock held by stockholders who owned, beneficially or of record, 99 or fewer shares of its common stock as of the close of business on the record date.

What Will The Company Pay Me For My Shares?

We are offering to pay $9.50 per share of Company common stock, in cash, without interest.

Will I Be Entitled To Dividends If I Tender My Shares?

If you tender your shares of common stock in the offer, you will receive payment of any dividend declared by our board of directors with a record date that precedes the expiration date of the offer, regardless of whether you have tendered your shares in the offer prior to such record date. For example, since the offer is scheduled to expire on October 15, 2012, you will be entitled to receive any dividends with a record date in September 2012, even if you tendered your shares before the record date or its announcement and even if the corresponding dividend is paid after you have sold your shares upon completion of the offer. If you tender and sell your shares in the offer, you will not be entitled to any related dividend with a record date following the completion of the offer.

How Will The Company Pay For The Shares Tendered?

The Company will pay for any tendered shares out of its available cash on hand and other liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient capital to pay for all shares of our common stock that are eligible to be tendered at the price offered.

Will I Have To Pay Brokerage Commissions?

No, provided that you are a record stockholder and tender your shares directly to us. If you hold your shares or tender your shares through a broker, bank or other institution, you should consult with that party to determine whether any transaction costs will apply.

When Will I Receive My Money?

Funds in the amount of the purchase price for all of your shares will be mailed in a check or electronically delivered to your account promptly after the expiration of the offer. Please allow sufficient time for the postal service to deliver your check.

Am I Required To Tender My Shares?

No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your rights as a stockholder, including the right to vote your shares and to participate in the potential growth of the Company or receive any dividends paid by the Company.

May I Tender Less Than All Of My Shares?

No. Partial tenders will not be accepted. You must tender all of your shares of the Company’s common stock if you wish any of your shares to be purchased.

How Do I Tender My Shares?

If you hold your shares in your own name (i.e., “of record”), you can tender your shares by completing and sending the enclosed letter of transmittal (printed on blue paper), along with any other documents required by the letter of transmittal, and your stock certificates to Continental Stock Transfer & Trust Company, as depositary for the offer, at the address listed on the accompanying letter of transmittal.

If you cannot deliver your shares or other required documents prior to the expiration date of the offer, you may tender your shares by delivering the notice of guaranteed delivery (printed on yellow paper) followed by your certificates and other documents within three (3) business days.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you should contact the applicable nominee if you desire to tender your shares. You will need to provide the applicable nominee with information acceptable to the nominee, which may include the client instruction form (printed on green paper) instructing the nominee how to tender your shares.

We have endeavored to enclose the documentation you are eligible to use in this mailing. If you have received no such documentation, it is likely because we do not believe you are eligible to participate in the offer. In any event, you should read the terms of the offer carefully to ensure whether you are eligible to participate.

If you believe you have not been sent the proper documentation, you may contact our information agent, Morrow & Co., LLC, at (800) 607-0088. You may also contact Morrow & Co., LLC for additional information or if you have additional questions or require further assistance. See “Terms of the Offer—Procedures for Tendering Shares.”

What If I Have Not Exchanged My Common Stock Certificates In Connection With The Prior Reclassification Or Reverse Split Of The Company’s Common Stock?

Whether you have previously exchanged your stock certificates representing shares of the Company’s common stock in connection with either of (i) the May 2010 reclassification of our common stock to add transfer restrictions to preserve the value of our tax net operating losses or (ii) the December 2010 one-for-ten reverse stock split, will not affect your ability to participate in the offer. If you are eligible to participate in the offer pursuant to the terms and conditions set forth in this offer to purchase and wish to tender your shares in the offer, you should tender your stock certificates in accordance with the terms of this offer to purchase and the instructions in the related letter of transmittal. Upon a proper tender of such documents, you will be entitled to a payment equal to the payment you would have received had you previously exchanged your stock certificates into the Company’s current stock certificates.

What If I Have Lost My Stock Certificate?

If you have lost a stock certificate evidencing shares of common stock of the Company and you wish to tender those shares in the offer, please contact Computershare Trust Company, Inc., the Company’s transfer agent, at (303) 262-0600. Computershare Trust Company, Inc. will instruct you on the procedures to follow and whether you will be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated. Please contact Computershare Trust Company, Inc. promptly so that you can timely deliver your letter of transmittal and any required affidavit of loss to the depositary. If you have any questions about these procedures or would like more detailed information, please contact our information agent, Morrow & Co., LLC, at (800) 607-0088.

How Much Time Do I Have To Tender My Shares?

You may tender your shares at any time prior to 5:00 p.m. Eastern time on October 15, 2012. We may extend the offer at any time and we may terminate the offer at any time, in our sole discretion, if any condition to the offer described below under the caption “Terms of the Offer—Conditions to the Offer” is not met. We may also waive any unfulfilled condition in our sole discretion. See “Terms of the Offer—Expiration and Extension of the Offer; Amendment.”

How Will I Be Notified If The Offer Is Extended?

If the offer is extended past October 15, 2012, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern time on the next business day after the last previously scheduled or announced expiration date.

Can I Withdraw Previously Tendered Shares?

No. Once you tender your shares pursuant to the offer, you cannot withdraw them unless we materially amend the terms of the offer.

Is The Offer Conditioned Upon Anything?

The offer is contingent as to each eligible stockholder upon such stockholder’s proper tender to the Company of all of the shares of common stock held either beneficially or of record by such stockholder. Partial tenders will not be accepted. In addition, the offer is conditioned upon the matters discussed below under the caption “Terms of the Offer—Conditions to the Offer.”

Can The Company Amend The Terms Of The Offer?

Yes. Subject to compliance with applicable laws, the Company reserves the right, in its sole discretion, to amend the offer in any respect. The Company will publicly announce any amendment to the offer. If the amendment is material, we will provide notice and, if necessary, extend the offer to ensure that at least five business days remain prior to expiration of the offer, and stockholders that have tendered their shares pursuant to the offer prior to the amendment will have an opportunity to withdraw their tendered shares.

Why Is The Company Making The Offer?

The Company is making the offer (i) to provide a return to our stockholders consistent with our dividend practices, in a manner and at a price per share that is attractive to us at the time of the offer and that is permissible under the current terms of our Credit Agreement, and (ii) to provide our stockholders owning 99 or fewer shares as a result of our December 2010 reverse stock split or otherwise the opportunity to obtain liquidity in their shares while incurring potentially lower transaction expenses than would be expected to be incurred by them if their shares were sold on the open market.

Will The Company Remain A Public Company After The Completion Of The Offer?

The Company and our board of directors currently intend for the Company to remain a public company for the foreseeable future, with its shares of common stock to remain listed on the Nasdaq Stock Market after the completion of the offer, regardless of whether the completion of the offer results in the Company having less than 300 stockholders of record. There can be no assurance given, however, that our board of directors will not determine at a later date to terminate the registration of the Company’s common stock and its listing on the Nasdaq Stock Market, if doing so is deemed by our board of directors at that time to be in the best interests of the Company and its stockholders. For further details, please see the third paragraph under “Effects of the Tender Offer Generally” on page 7 hereof.

Did The Board Of Directors Receive Any Fairness Opinions Or Similar Reports Regarding The Fairness Of The Offer?

No. Neither the Company nor our board of directors received any opinions or reports from outside financial advisors regarding the fairness from a financial point of view, or otherwise, of the offer to our eligible stockholders because the offer is voluntary for only a limited number of odd-lot shares at a premium above the market price as last reported on the Nasdaq Stock Market.

What Are The Federal Income Tax Consequences Of Participating In The Offer?

Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender in the offer. Your tender of shares may also constitute a taxable transaction for state, local, foreign and other tax purposes. Please consult with your tax advisor to determine the federal, state, local and foreign tax consequences of sales made by you pursuant to the offer in view of your own particular circumstances before tendering your shares. See “Special Factors—Certain Material Federal Income Tax Consequences.”

Who Can I Contact If I Have Additional Questions About The Offer?

If you have any additional questions, you may contact Morrow & Co., LLC, the information agent for the offer, at 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902 or by telephone at (800) 607-0088. You also may call us at (970) 493-7272 if you have additional questions or require further assistance with respect to the offer.

SPECIAL FACTORS

Background

We develop, manufacture, market, sell and support veterinary products, and our core focus is on the canine and feline companion animal health markets. As of August 21, 2012, the record date for the offer, there were approximately 5,349,784 shares of our common stock issued and outstanding, and approximately 330 record holders of our common stock. As we believe is typical for publicly traded companies, a large portion of our shares are held by Cede & Co. as nominee for The Depository Trust Company, for which there were approximately 87 participant positions which we believe consist primarily of brokers, banks and other nominees of beneficial holders of our common stock as of the record date. The Cede & Co. participants are deemed to be record holders of our common stock under applicable securities laws. At the record date, approximately 182 record holders and 1,450 beneficial owners held 99 or fewer shares of our common stock and, as a result, were eligible to participate in the offer. If all eligible holders participate in the offer, the Company expects to purchase a total of 43 thousand shares of our common stock for an aggregate purchase price of approximately $409 thousand pursuant to the offer, with the consequence that the Company would have at the completion of the offer fewer than 300 stockholders of record of the Company’s common stock. The Company would in that instance be eligible to cease reporting with the SEC, but it has no current intention of doing so. The Company intends to maintain the listing of its common stock on the Nasdaq Stock Market for the foreseeable future.

Purposes of the Offer

Our board of directors has proposed the offer for the following purposes:

•

Provide a Return of Capital to Stockholders at a Price Considered Attractive to the Company. The offer will provide our eligible stockholders the opportunity to elect to sell their shares of Company common stock to the Company at a premium to its market price as of the August 21, 2012 record date for the offer, which nevertheless the Company believes is attractive to the Company. The Company commenced paying a dividend in April 2012 in order to return capital to its stockholders. The Company considers a stock repurchase to be an alternative method of returning capital to its stockholders. Assuming the Company has a relatively constant number of shares outstanding and continues to pay a dividend consistent with its recent past, the Company estimates it will have slightly above $250 thousand in remaining capacity to repurchase stock or pay dividends under our Credit Agreement prior to the scheduled expiration of the Credit Agreement at year end 2013. The Company believes the offer will likely result in a purchase of outstanding stock of less than $250 thousand and thus will allow the Company to continue its current dividend policy and maintain compliance with the Credit Agreement without further amendment.

•

Provide Eligible Stockholders the Opportunity to Obtain Liquidity and Without Incurring Brokerage Commissions. The trading market for so-called odd-lots of our common stock may not be liquid, and the costs to the holders of odd-lots associated with transferring such shares may be high relative to the underlying value of the small number of shares of our common stock held as odd-lots. As a result, it may be difficult for some of our stockholders to dispose of their shares when they choose, or at a price acceptable to them given the costs associated with such trades. Furthermore, many of our record holders who are eligible to participate in this offer find themselves holding less than 100 shares of our common stock and therefore subject to these circumstances as a result of our December 2010 reverse stock split. The offer will permit these eligible stockholders to directly tender their remaining relatively small share amounts to the Company without paying the minimum brokerage commissions typically charged.

Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives

Our board of directors has considered, in consultation with the Company’s outside securities law counsel, a number of alternatives available to the Company to (i) return capital to our stockholders to the extent permissible under the current terms of our Credit Agreement, and (ii) enable holders of small shareholdings in the Company as a result of the Company’s December 2010 reverse stock split and otherwise to obtain liquidity for their shares while incurring potentially lower transaction expenses than would be expected to be incurred if the shares were sold on the open market.

Specifically, our board of directors considered effecting, in light of the Company’s recent and anticipated quarterly dividend payments, (i) a broad-based tender offer to repurchase a portion of our shares of common stock from all stockholders in the Company with cash available for distribution under the terms of our Credit Agreement, (ii) effecting a reverse stock split paying cash to those stockholders who would otherwise have received fractional shares as a result of the split, and (iii) effecting an odd-lot tender offer with cash available for distribution under the terms of our Credit Agreement. Our board of directors discussed the steps involved and estimated costs associated with each alternative.

On August 20, 2012, our board of directors, including our non-employee directors, unanimously approved the odd-lot tender offer transaction, including the original price to be paid per share of common stock tendered, which our board of directors unanimously determined was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer, and the August 21, 2012 record date for determining the stockholders eligible to participate in the offering. On September 24, 2012, our board of directors, including our non-employee directors, unanimously approved the new offering price and unanimously determined it was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer.

The reverse stock split was not selected because, among other reasons, the resulting small number of outstanding shares could have reduced the trading volumes in the Company’s stock on the Nasdaq Stock Market and could have had adverse consequences relative to the Company’s continued listing on the Nasdaq Stock Market. The Company also wanted to ensure that its stockholders who would prefer to remain small stockholders rather than receive liquidity would be able to keep their shares. In addition, there was no certainty that the Company’s holders of common stock would have approved a reverse stock split, and in any event a reverse stock split would likely have resulted in the creation of a new number of odd-lot stockholders.

The broad-based tender offer to all holders of the Company’s common stock was not selected because, (i) when considered in light of the Company’s recent and anticipated quarterly dividend payments, the amount of cash currently available for a broad-based tender offer under our Credit Agreement was not believed by the board of directors to be large enough to provide a meaningful additional return to any or all of our stockholders, and (ii) the tender offer would have been less likely to be successful in providing a full liquidity opportunity for our odd-lot stockholders, and could have resulted in additional odd-lot holders of our common stock. If, for example, such an offer were over-subscribed, the Company could have been required to purchase shares from all tendering stockholders on a pro rata basis, which would have resulted in odd-lot stockholders being unable to sell all of their shares of Company common stock in the offer.

The odd-lot tender offer, on the other hand, provides eligible stockholders with a choice regarding whether or not to participate in the offer, and it further provides all eligible stockholders the opportunity to sell all of their shares of Company common stock, and at a premium to its market price as of the August 21, 2012 record date for the offer. In addition, the Company expects to be able to complete the odd-lot tender offer within the existing constraints of our Credit Agreement and without a material impact to our capital structure, equity value, balance sheet or operations. If the odd-lot tender offer is fully subscribed, the Company expects to pay approximately $409 thousand in the aggregate for the shares tendered (approximately 0.5% of the Company’s 2011 annual revenues). Furthermore, the odd-lot tender offer was considered the least disruptive alternative to the Company’s stockholder base generally (allowing the substantial majority of the Company’s stockholders who hold at least 100 shares to maintain their equity ownership in the Company and participate in the future performance of the Company, and to do so at effectively their current relative equity interest percentages). Those odd-lot stockholders who were eligible to participate in the odd-lot tender offer would also be able to determine based on their own individual circumstances whether to sell their shares to the Company, and whether being able to do so without incurring broker fees usually associated with odd-lot sales, was in their respective best interests.

Effects of the Tender Offer Generally

The shares of common stock purchased in the offer are expected to be returned to the status of authorized but unissued shares of common stock, although the Company reserves the right to hold such common stock as treasury stock. Tendering stockholders will no longer have the opportunity to vote their shares or to participate in the potential equity appreciation in the Company or receive any dividends paid by the Company with a record date after the completion of the offer. Conversely, tendering stockholders will not face the risk of any decrease in the value of the Company’s common stock.

The record and beneficial stockholders known to us who are eligible to participate in the offer hold in the aggregate approximately 43 thousand shares of the Company’s common stock. This represents less than 1% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining stockholders. Also, if all such eligible stockholders participate in the offer, we expect to pay approximately $409 thousand in the aggregate to purchase such shares. As a result, we do not believe the completion of the offer will have a material effect on our financial condition or our results of operations. Purchases of stock will be funded with our cash on hand and other liquid assets. We do not anticipate borrowing any funds to purchase shares in connection with the offer. In addition, following completion of the offer, we intend to continue to operate our business in primarily the same manner as currently conducted, and to maintain the listing of our common stock on the Nasdaq Stock Market. No changes in our executive officers or board of directors are anticipated to result from the offer.

As a consequence of this offer, the Company’s stockholders of record may be reduced to below 300 holders, which would enable the Company to terminate voluntarily the registration of its common stock with the SEC and thereafter suspend its reporting obligations with the SEC under the Exchange Act and become a non-reporting company. Under applicable SEC rules, companies are permitted to terminate the registration of, and suspend their SEC reporting obligations with respect to, any class of securities held of record by fewer than 300 holders. Once these obligations have been suspended, companies cease to be public “reporting companies” and are no longer required to file periodic reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, or proxy statements concerning annual or other stockholder meetings with the SEC. In addition, following any deregistration, directors, executive officers and persons owning more than 10% of the outstanding shares of common stock of a company would no longer be subject to the reporting and short-swing trading provisions of Sections 13 and 16 of the Exchange Act. As a result, the amount of information provided to stockholders following a deregistration may be less than the amount currently supplied. Accordingly, it may become more difficult for stockholders to obtain information about a company following its deregistration. If the Company were to deregister and cease reporting with the SEC, it would no longer be eligible to maintain the listing of its common stock on the Nasdaq Stock Market, which would be expected to materially adversely affect the liquidity and market price for its common stock. Notwithstanding the foregoing, the Company has no present intentions of terminating its registration or ceasing its reporting with the SEC and it intends to maintain for the foreseeable future its listing with the Nasdaq Stock Market. No assurances can be made, however, that the Company will not seek to deregister its shares at a future date if our Board of Directors determines it is in the best interests of the Company and its stockholders at that time to do so, even if this offer does not result in there being less than 300 stockholders of record at its completion.

Except as set forth in this offer to purchase, the Company does not have any plans, proposals or negotiations that would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s dividend rate or policy assuming the federal government enacts legislation continuing the 2012 tax treatment of dividends vis-à-vis capital gains which is scheduled to change as of January 1, 2013 under current law, or indebtedness or capitalization of the Company; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business; (vi) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (x) any changes in the Company’s governing instruments or other actions that could impede the acquisition of control of the Company.

Effects of the Tender Offer on Affiliated Stockholders

Except as provided below, the offer will impact both affiliated and unaffiliated stockholders of the Company who are not eligible to participate in the offer in the same manner. As used in this offer to purchase, the term “affiliated stockholder” means any stockholder who is a director or executive officer of the Company or any other person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the Company. “Affiliated stockholder” therefore includes the directors and executive officers listed in “Information About the Company—Management Information.” The term “unaffiliated stockholder” means any stockholder other than an affiliated stockholder. As none of the affiliated stockholders of the Company are eligible to participate in the offer, the effects of the offer on each of the affiliated stockholders will be the same. We expect that our executive officers and directors will continue to beneficially own immediately after the offer the shares of common stock reported as beneficially owned by them below under “Information About the Company—Stock Ownership.”

Other potential effects of the offer which are applicable to the affiliated stockholders who will all remain stockholders after the offer include the following:

•

Book Value and Earnings per Share. If the offer is fully subscribed, neither the Company’s book value per share of common stock nor the Company’s earnings per share of common stock will be materially impacted;

•

Share Ownership. The number of shares of the Company’s common stock held by stockholders holding 99 or less shares of our common stock and therefore eligible to participate in the offer, constitutes less than 1% of the issued and outstanding shares of the Company’s common stock. If the offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase slightly from 16.9% to 17.0%, resulting in a small increase in voting power for affiliated stockholders and a small decrease in voting power for non-affiliated stockholders; and

•

Potential Negative Impact on the Market Price for the Company’s Common Stock. If our number of record holders falls below 300 as a result of the offer, the liquidity and price per share for our common stock as reported on the Nasdaq Stock Market may be adversely affected because investors may become concerned that the Company could cease reporting and become delisted from the Nasdaq Stock Market without prior notice. This concern could put downward pressure on the Company’s stock price and cause some possible investors to become reluctant to purchase our shares of common stock, negatively impacting liquidity.

Effects of the Tender Offer on Unaffiliated Stockholders

The effects of the offer on unaffiliated stockholders will vary depending on whether or not the unaffiliated stockholder is eligible to participate in the offer and chooses to tender his or her shares pursuant to the offer. Eligible and tendering unaffiliated stockholders will:

•	receive $9.50 per share in cash, without interest;

•

be entitled to receive any dividend with a record date that precedes the expiration date of the offer, regardless of whether the underlying shares have been tendered before the record date or its announcement and regardless of whether the corresponding dividend is paid after the underlying shares have been sold upon completion of the offer;

•

after completion of the offer, no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth, if any, or bear the risk of any possible future depreciation in value of that former equity interest;

•	be required to pay federal and, if applicable, state and local income taxes on the cash received in the offer; and

•

be able to sell their shares directly to the Company without paying brokerage commissions; transaction costs may be applicable, however, if the shares are tendered through a broker, bank or other institution.

Potential effects on unaffiliated stockholders who remain stockholders after the offer include the following:

•

Book Value and Earnings per Share. If the offer is fully subscribed, neither the Company’s book value per share of common stock nor the Company’s earnings per share of common stock will be materially impacted;

•

Share Ownership. If the offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase from 16.9% to 17.0%, resulting in a small increase in voting power for affiliated stockholders and a small decrease in voting power for non-affiliated stockholders. However, the relative stock ownership of each non-affiliated stockholder, individually, will also increase by an amount proportional to the number of shares tendered;

•

Potential Negative Impact on the Market Price for the Company’s Common Stock. If our number of record holders falls below 300 as a result of the offer, the liquidity and price per share for our common stock as reported on the Nasdaq Stock Market may be adversely affected because investors may become concerned that the Company could cease reporting and become delisted from the Nasdaq Stock Market without prior notice. This concern could put downward pressure on the Company’s stock price and cause some possible investors to become reluctant to purchase our shares of common stock, negatively impacting liquidity.

Certain Material Federal Income Tax Consequences

The following general discussion summarizes certain anticipated material United States federal income tax consequences of the offer generally applicable to stockholders who tender their shares of our common stock in exchange for cash. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations, and judicial and administrative decisions and rulings and addresses only such stockholders who hold our stock as a capital asset. This discussion does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as (i) persons subject to the alternative minimum tax; (ii) persons who hold shares of our common stock through partnerships or other pass-through entities; (iii) financial institutions; (iv) tax-exempt organizations; (v) retirement plans; (vi) insurance companies; (vii) dealers in securities or foreign currencies; (viii) persons who are not citizens or residents of the United States, or who are foreign corporations, foreign partnerships or foreign estates or trusts; (ix) persons who hold such shares as part of a straddle, a hedge against currency risk, or as part of a constructive sale or conversion transaction; or (x) persons who acquired their shares upon the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not address the tax consequences of the offer under state, local or foreign laws.

For federal income tax purposes, the exchange of shares for cash pursuant to the offer generally will be treated as a taxable sale by each stockholder participating in the offer of his or her shares in the Company. Each stockholder will recognize gain or loss upon the surrender of such stockholder’s shares in the offer in an amount equal to the difference, if any, between (i) the amount of cash received, and (ii) the stockholder’s adjusted tax basis in our shares surrendered. In general, any gain or loss recognized will be a capital gain or loss and will be long-term capital gain or loss if the shares giving rise to the recognized gain or loss have been held for more than one year at the time the offer closes. Long-term capital gains recognized by stockholders who are natural persons are generally taxed at favorable rates relative to the rates imposed on ordinary income. Short-term capital gains (capital gains other than long-term capital gains) recognized by non-corporate taxpayers and generally all capital gains recognized by corporate taxpayers are taxable at the same tax rates as are imposed on ordinary income. The deductibility of capital losses is subject to limitations.

Although each participating stockholder is required to tender all of our shares held by such stockholder, the constructive ownership rules of Section 318 of the Internal Revenue Code of 1986, as amended (under which stockholders are treated as holding not only their own shares but also shares held by certain related persons and entities), will apply to determine whether each stockholder constructively owns any part of our stock after the offer. In certain circumstances, however, a stockholder who constructively owns our stock after the offer may be required to treat gain recognized as dividend income (rather than capital gain) or, in the case of a loss, may be denied a loss. Because the constructive ownership rules are complex, each stockholder who believes these rules may apply should contact his or her own tax advisor.

Under the Internal Revenue Code of 1986, as amended, payment to a stockholder pursuant to the offer may be subject, under certain circumstances, to backup withholding at a 28% rate, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the stockholder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service. To avoid backup withholding, each stockholder must provide his, her or its correct taxpayer identification number and other information by completing the substitute Form W-9 included in the letter of transmittal or client instruction form.

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES OF THE OFFER. THE DISCUSSION DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE STOCKHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE STOCKHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

Determination of Fairness of Offer by our Board of Directors

For reasons discussed below, our board of directors believes that the offer is fair to affiliated and unaffiliated stockholders of the Company, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. This belief is based on our board of directors’ knowledge of the Company’s business as well as other factors. Specifically, our board of directors believes that the offer is fair to unaffiliated eligible stockholders for the following reasons:

•

The offer is voluntary and therefore is procedurally fair to eligible stockholders who choose to participate. Eligible stockholders, all of whom are unaffiliated with the Company, are not required to tender their shares.

•

The original and new offering prices each represented a modest premium to market price when made. We had originally offered a per share purchase price of $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. When the current market price per share of common stock as reported on the Nasdaq Stock Market increased over the initial offer price, however, the board of directors believed that eligible shareholders would be less likely to consider participating in the offer. Accordingly, the board of directors approved an increased purchase price per share in the offer to $9.50. This price represents a premium of $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on September 21, 2012 ($9.02), a similar premium to the then-current market price that was originally offered. See “Special Factors—Determination of Fairness by our Board of Directors.”

•	Eligible stockholders who directly tender their shares to the Company will avoid brokerage commissions that would otherwise be incurred if the shares were sold in an open market transaction.

•

The offer provides eligible stockholders an opportunity to sell their odd-lot shares, whereas they may have difficulty selling their shares without broker commissions or at all in the open market on terms acceptable to them.

•	The original and new offering prices represented a modest discount and premium, respectively, to the Company’s book value per share.

These benefits, however, must be weighed against the fact that tendering stockholders will no longer benefit from any future earnings and growth in the Company or our common stock; conversely, they will no longer bear the risk of decreased equity value.

Our board of directors also believes that the offer is fair to stockholders, both unaffiliated and affiliated, who are not eligible to participate or who otherwise decide not to tender. This belief is based on our board of directors’ following considerations:

•	The reduction in shares will increase the relative percentage ownership in the Company of those stockholders who remain after the offer.

•

The premium being paid is modest and believed to be at a price per share that is at an attractive level to the Company and an attractive use of available cash based on the Company’s underlying fundamentals.

•	The reduction in the number of the Company’s odd-lot stockholders may reduce the Company’s administrative expenses associated with servicing odd-lot stockholders in certain circumstances.

In determining a fair and equitable price for the offer, our board of directors considered a number of factors, including current market prices, historical stock prices for the Company and trading volume activity. Additionally, in determining the revised $9.50 per share price to be paid for tendered shares in the offer, our board of directors considered the premium it represented over the current market price, the current book value per share of the Company’s common stock, and the Company’s financial performance to date, including primarily the resulting book value per share as of June 30, 2012. After careful consideration of these factors and the voluntary nature of the transaction, our board of directors concluded that $9.50 was a motivating price to stockholders for the tendered shares and, also, fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated shareholders who are ineligible to participate in the offer, after taking into account the effects of the offer on the Company.

•

Current and Historical Market Prices. The current market prices as well as the Company’s historical stock prices were important considerations for our board of directors. The current and historical market prices of the Company’s common stock were considered as a frame of reference to assure the board of directors that the amount offered was appropriate (e.g. not too low to garner interest from unaffiliated eligible shareholders) and to mitigate the possibility that the price offered, which the board of directors considered to be useful in obtaining initial interest from eligible investors due to the initial premium, would fall below the market price during the offer period. Notwithstanding the initial premium offered, the market price per share of our common stock increased to a price per share in excess of the initial offering price during the offer period. The market price for a share of our common stock over the 52 weeks ended June 30, 2012 has ranged between approximately $6.53 and $13.00. On September 21, 2012, the board of directors discussed leaving the offer price at $8.50 per share, as well as increasing the price to $9.00 per share, $9.50 per share, and $10.00 per share. The board of directors believed that an offer price per share below the then-current market price would not be well received by eligible unaffiliated shareholders and therefore determined that it would not leave the offer price at $8.50 nor increase the offer to $9.00 per share. The board of directors decided to increase the price per share offered to $9.50 per share, a premium to the then-current market price similar to the premium originally offered. The board of directors rejected the potential offer price of $10.00 per share as this price would imply a significantly higher premium than originally offered.

The original purchase price offered per share was $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. The new $9.50 per share price to be paid for tendered shares in the offer represents a premium of $0.48 per share, or 5.3%, over the market price on the last trade prior to the close of business on September 21, 2012, the last trading day ending prior to the board of directors’ decision to increase the offer price. The current and historical market prices of the Company’s common stock were considered as a frame of reference to assure the board of directors that the amount offered was appropriate (e.g. not too low to garner interest from unaffiliated eligible shareholders) and to mitigate the possibility that the price offered, which the board of directors considered to be useful in obtaining initial interest in the revised offering price from eligible investors due to the initial premium, would fall below the market price during the offer period. Neither specific aspects of the Company’s performance nor other quantitative analysis led the Board to a discussion of revising the price offered per share. This discussion was a result of the increase in the market price of the Company’s shares above the original offer price. The Company does not believe that the board of directors will make further adjustments to the offer price.

•

Book Value. As of June 30, 2012, the book value per basic share of our common stock was $9.12. The original per share cash price of $8.50 payable in the offer therefore represented approximately a 6.8% discount to the book value per basic share of our common stock. The per share cash price of $9.50 now payable in the offer represents approximately a 4.2% premium to the book value per basic share of our common stock. Due to the voluntary nature of the offer, where a tendering shareholder may consider the book value per share and other factors prior to participating, our board of directors did not consider the book value per share to be as relevant as the market price. Our board of directors selected an original and revised offer price that it believed would be attractive to eligible unaffiliated stockholders relative to market price at the time made, especially in light of the potential limited liquidity of odd-lot stockholders and the transaction costs faced by them in the open market, and therefore worth consideration by them, recognizing that the volitional nature of the offer is intended to ensure fairness of any particular offering price to tendering stockholders with disparate personal and financial circumstances and strategies. For those unaffiliated stockholders who do no elect to participate or are otherwise ineligible to participate, the board of directors considered the minimal difference between the original and revised offer prices and book value to be immaterial.

•

Liquidation Value. In determining the fairness of the offer to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, our board of directors did not attempt to establish the liquidation value of the Company. Our board of directors determined that such a valuation would not be material to its decision in light of the fact that the Company does not intend to liquidate, and the offer will not materially affect the Company’s operations or business.

•

Going Concern. Our board of directors did not assign a “going concern” value to the Company’s common stock. A going concern valuation is an attempt to value a company as an operating business. It is often expressed as the present value of future earnings of a company in the context of the returns an investor could expect to receive on the investment over a future period. Our board of directors determined that the cost of such a valuation far outweighed any benefit and that the valuation would not be material to its discussion concerning whether the offer was fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, because the Company itself was not for sale, and only a small percentage of the Company’s stock may be repurchased in the offer.

•

Other Considerations. In addition to the foregoing factors, our board of directors considered the Company’s financial performance to date generally, including primarily the Company’s resulting book value per share as of June 30, 2012, with a view principally of ensuring that the Company’s current cash on hand generated from its financial performance would be expected to be sufficient to pay for all validly tendered shares in the offer as well as to fund any anticipated working capital needs and without the need for amending the current terms of the Credit Agreement. There was no further quantitative analysis or specific algorithm used to calculate the per share offer price.

The above discussion is not intended to be exhaustive. It is merely intended to discuss some of the material factors upon which our board of directors based its determination that the offer is fair to all Company stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. In reaching the determination that the offer is fair to all these stockholders, our board of directors considered all factors as a whole. Individual directors may have given different weight to different factors. None of the factors that our board of directors considered, however, led our board of directors to believe that the offer is unfair to these stockholders.

The original offer was approved unanimously by our board of directors, including all of the board of directors who are not Company employees, on August 20, 2012, and the revised offering price was approved by our board of directors, including all of the directors who are not Company employees, on September 24, 2012. Given the consensus of our board of directors that the offer is fair to unaffiliated stockholders who are eligible and not eligible to participate in the offer based on the factors discussed above, and because none of our directors are eligible to participate in the offer, our board of directors did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the offer. Our board of directors also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to the offer. Our board of directors determined that the engagement of an unaffiliated stockholder representative on behalf of unaffiliated stockholders was not necessary, practical or advisable and would constitute an unnecessary expense because of the relatively small size of the offer, the voluntary nature of the offer and the premium of the purchase price offered over the market price on the record date, which will be less costly to tendering record stockholders than ordinary open market sales because of the absence of brokerage commissions.

Our board of directors also believes that the offer is procedurally fair because it is voluntary for tendering stockholders. As a result, eligible stockholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

No other action of Company stockholders related to the offer is required under Delaware law and our board of directors did not deem it appropriate to subject individual common stockholders who may tender their shares in the offer to the approval of the common stockholders who may not; the voluntary and uncoercive nature of the transaction affords the participating stockholders ample protection. In effect, the odd-lot stockholders cast a vote against the tender offer by failing to tender his or her shares. Additionally, all Company stockholders, including those ineligible to participate in the offer, have been notified of the offer and the implications of the transaction on them by receipt of a copy of the offer to purchase dated August 27, 2012, as updated by public announcement from time to time, and have the opportunity to sell their shares before or after completion of the offer.

Because the offer will not result in a material impact to book value or earnings per share, our board of directors did not appoint a representative for non-eligible Company stockholders. In addition, because the affiliated stockholders will generally be financially affected in an identical manner as the unaffiliated stockholders not participating in the offer, our board of directors determined that a representative for the unaffiliated stockholders was not warranted.

NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THE OFFER AND NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS KNOWS THE PERSONAL FINANCIAL SITUATION OF ITS STOCKHOLDERS. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT TO TENDER YOUR SHARES.

TERMS OF THE OFFER

General

We are offering to purchase all shares of our common stock held by stockholders who own, of record or beneficially, 99 or fewer shares of our outstanding common stock, $.01 par value per share (regardless of class designation in the Company’s restated certificate of incorporation, as amended), as of the close of business on August 21, 2012, the record date. Properly tendered shares by these odd-lot stockholders will be purchased at $9.50 per share in cash, without interest. The purchase price for the offer was determined by our board of directors based, in part, upon the common stock’s current market price. A proper tender will include delivery of a properly executed letter of transmittal to the depositary at the address provided in the accompanying letter of transmittal. Payment for properly tendered shares will be made promptly upon the expiration of the offer. You may tender your shares only if you are the owner of record of 99 or fewer shares of the Company’s common stock on the record date. You are also eligible to participate in the offer if you are the beneficial owner of 99 or fewer shares of the Company’s common stock held in “street name” on the record date. These shares will often be held in a brokerage account maintained by you.

Participation in the offer is voluntary. You may choose to continue to hold your shares and retain your rights as a stockholder of the Company, including the right to vote your shares and receive dividends to the extent dividends are declared and paid by our board of directors. If you are a holder of 99 or fewer shares of the Company’s common stock and you elect to accept the offer, you must tender all of your shares of common stock. Only shares properly tendered and not properly withdrawn will be purchased.

Conditions to the Offer

The offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Any tender of shares by any eligible stockholder must be for all shares of the Company’s common stock owned by such stockholder. We reserve the right in our discretion to reject any improper tender. If we fail at any time to exercise our rights, it shall not constitute a waiver of those rights.

Notwithstanding any other provision of the offer, the Company will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after the date of this offer to purchase and at or before the expiration date of the offer any of the following shall have occurred:

(1)	there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (a) challenges the acquisition of shares pursuant to the offer or otherwise in any manner relates to or affects the offer, or (b) in the reasonable judgment of our board of directors, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and our subsidiaries, taken as a whole;

(2)	there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our board of directors’ reasonable judgment, would or could result in or have the ability to (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer, (b) delay or restrict the ability of the Company, or render it unable, to accept for payment or pay for some or all of the shares, or (c) materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and our subsidiaries, taken as a whole;

(3)	there shall have occurred (a) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company’s business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally, (b) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (c) in the case of any of the foregoing existing at the time of the commencement of the offer, in our board of directors’ reasonable judgment, a material acceleration or worsening thereof; or

(4)	there shall have occurred any event or events resulting in, or that may in the reasonable judgment of our board of directors result in, an actual material and adverse change in the business, condition (financial or otherwise), income, operations, stock ownership or prospects of the Company and, in the reasonable judgment of our board of directors, such event or events make it undesirable or inadvisable to proceed with the offer or with the acceptance of shares for payment.

The foregoing conditions are for the reasonable benefit of the Company and may be asserted by the Company regardless of the circumstances (other than as a result of any action or inaction by the Company) giving rise to any of these conditions and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company or our board of directors concerning the events described above will be final and binding on all parties. To the extent that the Company waives a material condition, the Company may extend the offer and/or distribute new offer materials as required by applicable SEC rules and regulations. The Exchange Act requires that all conditions to the offer must be satisfied or waived before the expiration date of the offer.

Expiration and Extension of the Offer; Amendment

The offer will expire at 5:00 p.m. Eastern time on October 15, 2012, unless extended or earlier terminated. We may extend the offer at any time and may terminate the offer at any time, in our sole discretion, subject to applicable law, or if any condition identified under the caption “Terms of the Offer—Conditions to the Offer” is not met. Your offer documents must be received by the depositary no later than 5:00 p.m. Eastern time on the expiration date or at any date thereafter to which the offer is extended by us.

We reserve the right, in our sole discretion, to extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares properly tendered and not properly withdrawn.

In addition, subject to compliance with applicable law, we reserve the right to amend the offer in any respect in our sole discretion. Changes to the offer may be effected at any time and from time to time by public announcement. If the change is material, including waiver of a material condition, we will extend the offer to ensure that at least five business days remain prior to expiration of the offer and stockholders that have tendered their shares pursuant to the offer prior to the change shall have an opportunity to withdraw their shares. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern time on the next business day after the last previously scheduled or announced expiration date. Business day means any day other than a Saturday, Sunday or United States federal holiday. Any period measured in business days includes the first day of such period.

We intend to promptly make any public announcement changing or extending the offer to stockholders in a manner reasonably designed to inform stockholders of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than by issuing a press release.

Procedure for Tendering Shares

Record Holders. If you are an eligible stockholder for the offer, and you wish to tender those shares for which you are the stockholder of record, you should complete and sign the letter of transmittal (printed on blue paper) according to its instructions as provided in this package. You should mail the letter of transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope on or prior to 5:00 p.m. Eastern time on October 15, 2012 to:

Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, New York 10004

Attn: Reorganization Dept.

Phone: (917) 262-2378

Facsimile: (212) 509-5150

We will not require signature guarantees as long as the letter of transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in CEDE & Co., or The Depository Trust Company (or DTC), which is a securities depositary, whose name appears on the security position report as the owner(s) of the shares. A signature guarantee is required if the record holder has completed either the box captioned “Special Mailing Instructions” or the box captioned “Special Payment Instructions” on the letter of transmittal. No signature guarantee is required for shares tendered for the account of an eligible institution, a registered national securities exchange, the Financial Industry Regulatory Authority, Inc., or a commercial bank, trust company, savings bank, savings and loan association or credit union that is a member of an approved signature guarantee medallion program. Otherwise, the signature on the letter of transmittal must be guaranteed by an eligible institution in accordance with the instructions in the letter of transmittal.

If a stock certificate is registered in the name of a person other than the person executing the letter of transmittal, or payment is to be made to a person other than the record stockholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side and stock powers must be signed exactly as the name of the record stockholder appears on the stock certificate.

Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the depositary before the expiration date of the offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the notice of guaranteed delivery in the form provided with this document (printed on yellow paper). This notice of guaranteed delivery must be delivered to the depositary before the expiration date of the offer. The notice of guaranteed delivery must be guaranteed by an eligible institution. Your endorsed stock certificates together with a properly completed signed letter of transmittal (or an agent’s message) and any other documents required by the letter of transmittal must be received by the depositary within three (3) business days of the expiration of the offer in order for your tender to be effective.

Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact Morrow & Co., LLC, the information agent for the offer, at 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902 or at (800) 607-0088 for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with such institution to determine whether it will impose transaction costs with respect to the tender of your shares.

Method of Delivery. The method of delivery of all documents, including stock certificates, the letter of transmittal and other required documents, is at the discretion and risk of the tendering stockholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.

The depositary will set up a separate account at DTC for purposes of the offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the depositary’s account. Even if delivery of the shares is made through a book-entry transfer in this manner, the depositary must receive either (a) a properly completed and executed letter of transmittal, including any required signature guarantees or (b) an “agent’s message,” as described below, in the case of a DTC transfer. In addition, all other documents required by the letter of transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the letter of transmittal, an agent’s message and/or the other documents required by the letter of transmittal, the guaranteed delivery procedure described above must be followed. The term “agent’s message” means a message transmitted by DTC to the depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares that such participant has received the letter of transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

Backup U.S. Federal Income Tax Withholding. Under the Internal Revenue Code of 1986, as amended, payment to a stockholder pursuant to the offer may be subject, under certain circumstances, to backup withholding at a 28% rate, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the stockholder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service. To avoid backup withholding, each stockholder must provide the required information by completing the substitute Form W-9 included in the accompanying letter of transmittal or client instruction form. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.

Lost or Destroyed Certificates

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact Computershare Trust Company, Inc., the Company’s transfer agent, at (303) 262-0600 or at P.O. Box 1596, Denver, Colorado 80201-1596. Computershare Trust Company, Inc. will instruct you on the procedures to follow and whether you will be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated. Please contact Computershare Trust Company, Inc. promptly so that you can timely deliver your letter of transmittal and any required affidavit of loss to the depositary. If you have any questions about these procedures or would like more detailed information, please contact our information agent, Morrow & Co., LLC, at (800) 607-0088.

Termination of Validity; Rejection of Shares

We reserve the exclusive right to determine, in our sole discretion, all questions as to the validity, form, eligibility (including time and receipt) and acceptance for payment of any tender of shares, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular stock or any particular stockholder. Our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will have been deemed to be properly made until all the defects or irregularities have been cured by the tendering stockholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. None of the Company, the depositary or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Return of Unpurchased Shares

If any tendered shares are not purchased by us, stock certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer. In the case of shares tendered by a book-entry through DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder. In each case, shares will be returned or credited without expense to the tendering stockholder.

No Withdrawal Rights

Once you have tendered your shares, you may not withdraw your tender, unless the Company changes a material term in the offer.

Purchase and Payment

Promptly following the expiration date of the offer, we will accept your shares for payment and pay for, and thereby purchase, shares properly tendered prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the sale and purchase of your shares on the terms and conditions described in this offer to purchase.

You will not be notified of our acceptance of your tender. We will pay for the shares purchased by promptly sending payment to the tendering stockholders. We will not pay interest on the purchase price for the tendered shares under any circumstances regardless of any delay in making the payment.

Brokerage Commission

If you are a record stockholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether any transaction costs are applicable to your transaction.

No Dissenters’ Rights

Whether or not you tender your shares, dissenters’ rights are not available under Delaware law in connection with the offer. Our board of directors has not granted any stockholder any voting, appraisal or dissenters’ rights in connection with the offer and is not aware of any other rights available to the stockholders who object to the offer under Delaware law.

Source and Amount of Funds

We estimate that approximately 182 of our 330 stockholders of record and approximately 1,450 beneficial stockholders known to us are eligible to participate in the offer. These eligible stockholders own approximately 43 thousand issued and outstanding shares of our common stock. Assuming all of these stockholders elect to participate in the offer, and the shares are properly tendered at the offer price of $9.50 per share, the total cost to us for purchasing these shares will be approximately $409 thousand. This amount does not include our expenses associated with the offer, which are estimated to be $67 thousand, as discussed below under “Fees and Expenses.”

We anticipate that we will pay for all validly tendered shares, as well as for the costs and expenses of the offer, with available cash on hand.

Fees and Expenses

We will pay all fees and expenses associated with the offer. We estimate that our total expenses associated with the offer will be $67 thousand, consisting of the following:

Information agent fee	$5,150
Depositary fee	$7,500
Legal fees	$35,000
Printing and mailing costs	$15,000
SEC filing fees	$42

Miscellaneous	$4,308

Total Estimated Expenses	$67,000

The Company has retained Morrow & Co., LLC to act as the information agent in connection with the offer. The information agent may, among other activities, request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners of the shares of common stock. The information agent will receive reasonable and customary compensation for its services as disclosed in the chart above and will be reimbursed for certain out-of-pocket expenses. The Company has also agreed to indemnify the information agent against certain liabilities in connection with the offer. Except for Morrow & Co., LLC, we will not pay any other fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

Our directors, officers and employees may also solicit tenders pursuant to the offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

Continental Stock Transfer & Trust Company, the depositary for the offer, will receive, in addition to its fee noted above, reasonable and customary reimbursement for its out-of-pocket expenses. The Company has also agreed to indemnify the depositary against certain liabilities in connection with this offer.

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to the offer to their customers.

INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

Our common stock is quoted on the Nasdaq Capital Market under the symbol “HSKA.” Set forth below are the high and low sales prices for our common stock as reported by the Nasdaq Capital Market for the periods indicated, adjusted for our 1-for-10 reverse stock split effective December 30, 2010. On August 21, 2012, the record date for the offer, the last share price for our common stock sold on the Nasdaq Capital Market was $8.04.

	High	Low
Fiscal Year Ended December 31, 2012
First Quarter	$12.25	$6.83
Second Quarter	$13.00	$10.85

Fiscal Year ended December 31, 2011
First Quarter	$7.23	$4.61
Second Quarter	$10.04	$6.12
Third Quarter	$10.28	$8.11
Fourth Quarter	$8.64	$6.53

Fiscal Year ended December 31, 2010
First Quarter	$10.80	$5.20
Second Quarter	$9.30	$5.50
Third Quarter	$6.80	$4.10
Fourth Quarter	$5.30	$4.00

The Company has a total of 5,360,708 shares of common stock issued and outstanding as of the date hereof.

Historically, we have not declared or paid cash dividends on our capital stock. In the first quarter of 2012, however, our board of directors declared a cash dividend of $0.10 per share to the holders of record of our common stock on March 30, 2012, payable on April 10, 2012. In May 2012, our board of directors declared a cash dividend of $0.10 per share to the holders of our common stock on June 29, 2012, payable on July 10, 2012. In September 2012, our board of directors declared a cash dividend of $0.10 per share to the holders of our common stock on September 28, 2012, payable on October 10, 2012. We intend to pay a regular quarterly dividend of $0.10 per share of outstanding common stock for the foreseeable future at the discretion of our board of directors considering available cash, anticipated cash needs, overall financial condition, loan agreement restrictions, future prospects for earnings and cash flows, anticipated tax treatment as well as other relevant factors.

Management Information

Set forth below is a list of our directors and executive officers of the Company, together with their principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least five (5) years.

Board of Directors:

William A. Aylesworth, age 69, has served us as a Director since June 2000 and our Lead Director since May 2010. Mr. Aylesworth served as Senior Vice President from 1988 to 2003 and Chief Financial Officer of Texas Instruments Incorporated (“Texas Instruments”) from 1984 to 2003. He served as Treasurer of Texas Instruments from 1982 to 2002. From 1972 to 1982, he served in treasury services, and from 1967 to 1972, he held numerous assignments in control, manufacturing and marketing for Texas Instruments. Mr. Aylesworth retired from Texas Instruments in 2003. He holds an M.S. in industrial administration from Carnegie Mellon University and a B.E.E. in electrical engineering from Cornell University.

Peter Eio, age 70, has served us as a Director since October 2002. Mr. Eio served as the President of LEGO Systems, Inc., from 1989 to 2001 and was Managing Director of LEGO UK from 1982 to 1989. He also held various positions with International Playtex, Inc., in Scandinavia and the UK from 1971 to 1981. His previous experience includes marketing, sales and general management positions. Mr. Eio is also a Director of a private company and serves on the Board of several charitable and educational organizations. Mr. Eio holds honorary degrees from Rensselaer Polytechnic Institute (Doctor of laws—honoris causa, 1996) and the University of Hartford (Doctor of Commercial Science—honoris causa, 2009). He attended the IMD Business School in Lausanne, Switzerland and received the Prince Henrik Medal of Honor for services to Danish industry in 1992.

G. Irwin Gordon, age 62, has served us as a Director since May 2001. Mr. Gordon is the founder and Managing Partner of Trion LLC, a consulting firm. From July 2000 until August 2001, Mr. Gordon served as President and Chief Executive Officer of Gruma Corporation, a food manufacturer. He also served as President and Chief Operating Officer of Suiza Foods Corporation, a food manufacturer and distributor, from February 1998 to

October 1999. Mr. Gordon joined Suiza in August 1997 as its Executive Vice President and Chief Marketing Officer. Prior to joining Suiza, Mr. Gordon held various positions with subsidiaries of PepsiCo, Inc. (“PepsiCo”), including most recently as Senior Vice President Global Branding for Frito-Lay, Inc., from May 1996 to August 1997. From 1983 to 1992, Mr. Gordon served as President and General Manager of several international Frito-Lay companies before becoming Senior Vice President Marketing, Sales and Technology for Frito-Lay International from 1992 to 1996. Prior to joining PepsiCo in 1992, Mr. Gordon served in various capacities at the Kellogg Company. Mr. Gordon holds an Education degree from the University of British Columbia and a Management Certificate from Stanford University.

Robert B. Grieve, Ph.D., age 60, one of our founders, currently serves as Chief Executive Officer and Chairman of the Board of Directors. Dr. Grieve was named Chief Executive Officer effective January 1999, Vice Chairman effective March 1992 and Chairman of the Board effective May 2000. Dr. Grieve also served as Chief Scientific Officer from December 1994 to January 1999 and Vice President, Research and Development, from March 1992 to December 1994. He has been a member of our Board of Directors since 1990. He holds a Ph.D. degree from the University of Florida and M.S. and B.S. degrees from the University of Wyoming.

Louise L. McCormick, age 69, has served us as a Director since January 2008. Ms. McCormick was with Aetna, Inc., a healthcare benefits company, for over 25 years in various finance, strategic planning and legal positions, including as Corporate Secretary and Securities Counsel, and Vice President, Strategy, Finance and Administration. Ms. McCormick retired from Aetna, Inc. in 2000. Since June 2005, Ms. McCormick has served as an independent Director of Foresters, a Toronto-based insurance company, and is a member of its Ethics, Governance and Compensation Committee. She also serves as a Director of a wholly-owned Foresters subsidiary and several non-profit and educational institutions. Ms. McCormick holds a J.D. from the University of Connecticut Law School and a M.S.T. and B.A. from the University of Florida.

Sharon L. Riley, age 52, has served us as a Director since July 2011. Ms. Riley served as Chief Executive Officer UT Southwestern University Hospitals and Vice President for University Hospitals, UT Southwestern Medical Center at its office located in Dallas, Texas from 2004 to 2010. From 2000 to 2004 she was the COO at Anne Arundel Health System in Annapolis, Maryland. She held various jobs (Associate Administrator, COO and Corporate Vice President) during her employment in the Nebraska Health System from 1995 to 2000. From 1990 to 1995 she was an Assistant Administrator in the Inova Health System in Virginia. Prior to 1990 she was with Brackenridge Hospital in Austin, Texas and the Good Samaritan Hospital and Health Center in Dayton, Ohio. She has also served on various boards and been involved with several community projects. Ms. Riley holds BBA (Business Administration) and MA (Hospital and Health Administration) degrees from the University of Iowa.

John F. Sasen, Sr., age 69, has served us as a Director since October 1998. Since April 1998, he has served as Executive Vice President and Chief Marketing Officer of PSS/World Medical, Inc. (“PSS”), a medical supply distributor, and has held various other senior executive positions at PSS, including President and Chief Operating Officer, since 1993. From July 1993 to April 1998, Mr. Sasen served as a Director of PSS. Prior to joining PSS, Mr. Sasen was Vice President Sales, Marketing and Distributor Relations for a division of Becton Dickinson & Company, a manufacturer of health care products. Mr. Sasen was with Becton Dickinson for over 20 years. Mr. Sasen has developed and implemented executive and sales compensation programs in his career. In addition, Mr. Sasen serves as the Chairman of the Health Industry Distribution Association Education Foundation, Executive Director of the Health Industry Distributor Association, Director of Nova Vision, Inc. and Director of the Boys’ Home Foundation.

Executive Officers who are not also Directors:

Michael J. McGinley, Ph.D. was appointed President and Chief Operating Officer effective January 1, 2009. He previously served as Vice President, Global Operations from April through December 2008, Vice President, Operations and Technical Affairs and General Manager, Heska Des Moines from January 2002 to April 2008 and in other positions beginning in June 1997. Prior to joining the Company, Dr. McGinley held positions with Bayer Animal Health and Fort Dodge Laboratories. He holds Doctorate and M.S. degrees in Immunobiology from Iowa State University and successfully completed the Advanced Management Program at the Harvard Business School in 2008.

Jason A. Napolitano was appointed Executive Vice President and Chief Financial Officer in May 2002. He was appointed our Secretary in February 2009. He also served as our Secretary from May 2002 to December 2006. Prior to joining us formally, he was a financial consultant. From 1990 to 2001, Mr. Napolitano held various positions at Credit Suisse First Boston, an investment bank, including Vice President in health care investment banking and Director in mergers and acquisitions. He holds a B.S. degree from Yale University.

Joseph P. Aperfine, Jr. was appointed Executive Vice President, Sales and Marketing effective May 1, 2011. Prior to joining the Company, Mr. Aperfine held positions with Banfield The Pet Hospital (“Banfield”), most recently as Chief Learning Officer. Mr. Aperfine was an officer of Banfield since September 2004. Mr. Aperfine was Chief Operating Officer at Merlin Digital Technology, a diagnostic imaging and telemedicine business which shared management and ownership with Banfield, from September 2004 until Merlin’s sale in March 2009. He was Vice President of Sales for Novartis Animal Health from May 2003 to September 2004. Mr. Aperfine was employed by IDEXX Laboratories, Inc. in various positions from March 1996 to May 2003. He holds a B.S. in Engineering from the United States Military Academy and is a former U.S. Army Ranger.

Nancy Wisnewski, Ph.D. was appointed Executive Vice President, Product Development and Customer Support in April 2011. She served as Vice President, Product Development and Technical Customer Service from December 2006 to April 2011. From January 2006 to November 2006, Dr. Wisnewski was Vice President, Research and Development. Dr. Wisnewski held various positions in the Company’s Research and Development organization between 1993 and 2005. She holds a Doctorate in Parasitology/Biochemistry from the University of Notre Dame and a B.S. in Biology from Lafayette College.

Michael A. Bent was appointed Vice President, Principal Accounting Officer and Controller in May 2002. From September 1999 until April 2002, he was Corporate Controller. From November 1993 until September 1999, Mr. Bent was Director, Accounting Operations at Coors Brewing Company. Mr. Bent holds a B.S. in accounting from the University of Wyoming. Mr. Bent is a CPA in Colorado and Wyoming.

Claudine M. Zachara was appointed Vice President, Marketing and Communications in October 2009. She previously served as Senior Director, Marketing and Communications from April 2009 to October 2009 and Director of Sales Operations and Communications from January 2007 to April 2009. Ms. Zachara also served in various positions in Heska’s Sales organization between May 2000 and December 2006. Prior to joining the Company, Ms. Zachara held positions with L’Oreal USA. She holds a B.A. degree from Arizona State University.

Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The names, titles, and business addresses of each executive officer, director and controlling stockholder of the Company are provided above. Unless otherwise noted, the business address for each of them is c/o Heska Corporation, 3760 Rocky Mountain Avenue, Loveland, Colorado 80538; telephone (970) 493-7272.

Stock Ownership

The following table shows the number of shares of our common stock beneficially owned as of August 21, 2012 by each of our Executive Officers, each of our Directors, and all of our Directors and Executive Officers as a group (based upon our review of documents filed by them with the SEC under Section 13(d) or 13(g) of the Exchange Act). We had 5,349,784 shares outstanding as of the close of business on August 21, 2012.

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percentage Beneficially Owned (1)
William A. Aylesworth	126,958	2.3%
Peter Eio	54,994	1.0%
G. Irwin Gordon	51,324	*
Robert B. Grieve, Ph.D. (2)(3)	285,199	5.1%
Louise L. McCormick	36,727	*
Sharon L. Riley	7,250	*

John F. Sasen, Sr. (4)	57,377	1.1%
Joseph P. Aperfine, Jr.	14,978	*
Michael A. Bent	54,371	1.0%
Michael J. McGinley, Ph.D.	83,061	1.5%
Jason A. Napolitano (2)(5)	192,077	3.5%
Nancy Wisnewski, Ph.D.	62,627	1.2%
Claudine M. Zachara	9,650	*
All Directors and Executive Officers as a group (13 persons)(2)(3)(4)(5)	1,036,593	16.9%

*	Amount represents less than 1% of our common stock.
(1)	To our knowledge and unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 21, 2012, including stock options to purchase fractional shares resulting from our December 2010 1-for-10 reverse stock split, are deemed outstanding and beneficially owned by the person holding such option for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person and are included in the above table as follows: Mr. Aylesworth, 96,956 whole shares and 4.7 fractional shares, Mr. Eio, 48,781 whole shares and 8.6 fractional shares, Mr. Gordon, 41,856 whole shares and 4.5 fractional shares, Dr. Grieve, 200,178 whole shares and 4.0 fractional shares, Ms. McCormick, 29,526 whole shares and 0.8 fractional shares, Ms. Riley, 6,250 whole shares and 0.0 fractional shares, Mr. Sasen, 48,429 whole shares and 5.4 fractional shares, Mr. Aperfine, 14,478 whole shares and 0.0 fractional shares, Dr. McGinley, 69,128 whole shares and 4.0 fractional shares, Mr. Napolitano, 112,340 whole shares and 2.0 fractional shares, Dr. Wisnewski, 55,652 whole shares and 2.0 fractional shares, and all Directors and Executive Officers as a group, 781,646 whole shares and 39.0 fractional shares. We intend to issue whole shares only from option exercises. Any net fractional share included in the above table has been counted as a whole share for purposes of the table.
(2)	Includes one share jointly owned by Dr. Grieve and Mr. Napolitano.
(3)	Includes 6,154 shares of common stock held for the benefit of Dr. Grieve’s children and 1,564 shares of common stock held by Dr. Grieve’s wife, all of with respect to which Dr. Grieve disclaims beneficial ownership.
(4)	Includes 900 shares owned by Mr. Sasen’s wife and one share partially owned by Mr. Sasen.
(5)	Includes 602 shares of common stock held by Mr. Napolitano’s wife, with respect to which Mr. Napolitano disclaims beneficial ownership.

Recent Transactions, Negotiations, Contacts and Agreements

At the Special Meeting held on December 29, 2010, the stockholders of the Company approved a one-for-ten reverse split of the Company’s issued and outstanding shares of common stock, together with a corresponding reduction in the total number of shares of the Company’s authorized stock and increase in the par value for such authorized stock, which reverse split became effective at 12:01 a.m. Eastern time on Thursday, December 30, 2010.

On February 22, 2012, the Compensation Committee of our board of directors approved the terms of our 2012 management incentive plan for our executive officers and director level employees. The plan establishes the eligible percentages of base pay for each of the participants, the percentage allocation between company and individual performance and the key parameters and payout structure terms under the plan.

Prior to commencement of the offer, neither the Company nor any executive officer, director, affiliate, or subsidiary of the Company, nor any of the Company’s pension, profit sharing or similar plans, as applicable, has engaged in any transactions in the Company’s common stock during the past sixty (60) days. The Company has not purchased any shares of our common stock within the past two years.

Summary Consolidated Financial Information

Before making a decision to tender your shares, you should read the following financial information, as well as the financial information incorporated by reference into this offer to purchase, and the accompanying notes, in their entirety. For information on how to obtain the financial information incorporated by reference, see “Where You Can Find Additional Information.”

The following table sets forth summary consolidated financial information for our fiscal years ended December 31, 2010 and 2011 and for the six months ended June 30, 2011 and 2012. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2011, which are incorporated herein by reference to Item 8 of our annual report on Form 10-K for the year ended December 31, 2011, and our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2011 and 2012, which are incorporated herein by reference to Item 1 of our quarterly report on Form 10-Q for the six months ended June 30, 2012.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2012	2010	2011
	(dollars in thousands, except per share amounts)
Total revenue, net	$36,952	$37,446	$65,451	$70,065
Cost of revenue	21,185	20,475	40,659	40,878
Gross profit	15,767	16,971	24,792	29,187
Operating income	2,427	1,465	358	3,249
Net income	1,373	846	18	2,145
Total current assets	28,418	29,728	27,279	28,891
Property and equipment, net	4,998	5,188	5,486	4,869
Total assets	61,823	63,186	63,048	61,894
Total current liabilities	9,708	10,517	12,660	9,289
Long-term deferred revenue and other	4,379	3,905	4,590	4,166
Basic net income per share	0.26	0.16	0.00	0.41
Diluted net income per share	0.26	0.15	0.00	0.40
Ratio of earnings to fixed charges	42.1	24.4	1.4	28.4
Book value per basic share	9.11	9.12	8.75	9.23

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

This offer to purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management and on information available to the Company’s management at the time that this offer to purchase was prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of the offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Except as required by applicable law or regulations, the Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a tender offer statement on Schedule 13E-3 with the SEC relating to the offer. You may read and copy this or any other report or information that we file with the SEC at the SEC’s public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also receive copies of these documents upon payment of the SEC’s customary fees by writing to the SEC’s public reference section at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference facilities. Our SEC filings are also available to the public for free from the SEC’s website: www.sec.gov.

The SEC allows us to incorporate by reference into this offer to purchase information contained in our annual, quarterly and current reports. This means that we can disclose this information to you by referring you to other documents that we have previously filed separately with the SEC. The information incorporated by reference is considered to be a part of this offer to purchase, except for any information that is modified or superseded by information contained in this offer to purchase or any other subsequently filed document.

The financial information incorporated by reference is an important part of this offer to purchase and we urge all eligible stockholders to read this financial information in its entirety before tendering their shares.

The following documents have been filed by us with the SEC and the financial statements (including the notes to the financial statements) included therein are incorporated by reference into this offer to purchase:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and

2.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

To the extent the Company determines that it must incorporate by reference any documents filed in the future, it will amend this offer to purchase.

No person is authorized to give any information or represent anything not contained in this offer to purchase. We are only making the offer in places where offers to purchase our shares are permitted. The information contained in this offer to purchase, as well as any report or information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

The documents containing information incorporated by reference into this offer to purchase are available without exhibits unless exhibits are also incorporated by reference, without charge upon request to the Company. Any documents so requested will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

Questions concerning the offer or the tender procedures and requests for assistance may be directed to (i) the Company or (ii) the information agent, in each case at the telephone numbers listed below. Additional copies of this offer to purchase, letter of transmittal or other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder’s broker, dealer, bank, trust company or other nominee to the depositary at the address listed below.

The information agent for the offer is:

Morrow & Co., LLC

470 West Avenue, 3rd Floor

Stamford, CT 06902

Banks and Brokerage Firms, call (203) 658-9400

Stockholders, call (800) 607-0088

The depositary for the offer is:

Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, New York 10004

Phone: (917) 262-2378

Facsimile: (212) 509-5150

The Company’s contact information is:

Heska Corporation

3760 Rocky Mountain Avenue

Loveland, Colorado 80538

Phone: (970) 493-7272

Facsimile: (970) 619-3003

October 5, 2012